EXHIBIT 99.1

FirstService Reports Strong First Quarter Results

Double-Digit Revenue Increase Driven by Solid Organic Growth and Tuck-Under Acquisitions

Operating highlights:

	Three months
	ended March 31
	2019	2018

Revenues (millions)	$485.7	$426.5
Adjusted EBITDA (millions) (note 1)	29.2	25.4
Adjusted EPS (note 2)	0.30	0.25

GAAP Operating Earnings	12.9	11.1
GAAP EPS	0.06	0.17

TORONTO, April 24, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its first quarter ended March 31, 2019. All amounts are in US dollars.

Revenues for the first quarter were $485.7 million, up 14% relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 15% to $29.2 million, and Adjusted EPS (note 2) was $0.30, representing 20% growth over the prior year quarter. GAAP Operating Earnings were $12.9 million, relative to $11.1 million in the prior year period. GAAP diluted earnings per share was $0.06 per share in the quarter, versus $0.17 in the same quarter a year ago.

“We are pleased to report a strong first quarter, with balanced top-line contribution from organic growth and tuck-under acquisition activity in both our Residential and Brands divisions,” said Scott Patterson, Chief Executive Officer of FirstService. “These results provide a solid foundation and very good momentum as we drive towards our targets for 2019.”

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.9 billion in annual revenues and has more than 20,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.  More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $319.3 million for the first quarter, up 12% versus the prior year quarter. Organic growth accounted for half of this increase, with particularly strong performance in our New York, California and Nevada markets. Adjusted EBITDA for the quarter was $21.8 million, up from $17.5 million in the prior year period. GAAP Operating Earnings were $15.6 million, up from $11.4 million versus the prior year period. The improvement in our operating margin was largely driven by the contribution of recent acquisitions with a non-seasonal cash flow profile during our seasonally weakest first quarter.

FirstService Brands revenues for the first quarter totalled $166.3 million, up 17% relative to the prior year period. The revenue increase was comprised of 7% organic growth, together with contribution from tuck-under acquisitions within the past year at our California Closets, Paul Davis Restoration, and Century Fire company-owned platforms. During the quarter, organic growth was robust at our operations which benefit from strong home improvement spending, including our California Closets company-owned and franchised operations and our CertaPro Painters and Floor Coverings International franchised systems. Adjusted EBITDA was $11.0 million, down from $11.2 million in the prior year quarter. The decline in our margin was largely attributable to lower activity levels at our Paul Davis Restoration company-owned operations compared to the prior year quarter. GAAP Operating Earnings were $3.9 million, versus $5.1 million in the prior year quarter, with the decline primarily due to increased depreciation and amortization from recently completed tuck-under acquisitions.

Corporate costs, as presented in Adjusted EBITDA, were $3.7 million in the first quarter, relative to $3.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $6.6 million, relative to $5.4 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Wednesday, April 24, 2019 at 11:00 a.m. Eastern Time to discuss results for the first quarter of 2019. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2019	2018

Net earnings	$8,145	$8,935
Income tax	1,209	(672)
Other (income) expense	7	(64)
Interest expense, net	3,569	2,874
Operating earnings	12,930	11,073
Depreciation and amortization	12,687	11,783
Acquisition-related items	678	561
Stock-based compensation expense	2,855	1,997
Adjusted EBITDA	$29,150	$25,414

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2019	2018

Net earnings	$8,145	$8,935
Non-controlling interest share of earnings	(1,796)	(2,320)
Acquisition-related items	678	561
Amortization of intangible assets	4,307	3,914
Stock-based compensation expense	2,855	1,997
Stock-based compensation tax adjustment for US GAAP change	(1,344)	(2,415)
Income tax on adjustments	(1,862)	(1,537)
Non-controlling interest on adjustments	(88)	(110)
Adjusted net earnings	$10,895	$9,025

	Three months ended
(in US dollars)	March 31
	2019	2018

Diluted net earnings per share	$0.06	$0.17
Non-controlling interest redemption increment	0.11	0.01
Acquisition-related items	0.02	0.02
Amortization of intangible assets, net of tax	0.09	0.08
Stock-based compensation expense, net of tax	0.06	0.04
Stock-based compensation tax adjustment for US GAAP change	(0.04)	(0.07)
Adjusted EPS	$0.30	$0.25

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2019	2018

Revenues	$485,655	$426,456

Cost of revenues	340,698	298,524
Selling, general and administrative expenses	118,662	104,515
Depreciation	8,380	7,869
Amortization of intangible assets	4,307	3,914
Acquisition-related items (1)	678	561
Operating earnings	12,930	11,073
Interest expense, net	3,569	2,874
Other expense (income)	7	(64)
Earnings before income tax	9,354	8,263
Income tax	1,209	(672)
Net earnings	8,145	8,935
Non-controlling interest share of earnings	1,796	2,320
Non-controlling interest redemption increment	4,020	532
Net earnings attributable to Company	2,329	6,083

Net earnings per share
Basic	$0.06	$0.17
Diluted	0.06	0.17

Adjusted EPS (2)	$0.30	$0.25

Weighted average common shares (thousands)
Basic	36,030	35,923
Diluted	36,497	36,526

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2019	December 31, 2018

Assets
Cash and cash equivalents	$69,633	$66,340
Restricted cash	15,636	13,504
Accounts receivable	235,808	239,925
Prepaid and other current assets	96,299	95,303
Current assets	417,376	415,072
Other non-current assets	12,199	10,347
Fixed assets	102,482	98,102
Operating lease right-of-use assets	97,111	-
Goodwill and intangible assets	510,446	483,953
Total assets	$1,139,614	$1,007,474

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$165,679	$174,281
Other current liabilities	48,866	48,751
Operating lease liabilities - current	25,258	-
Long-term debt - current	4,206	3,915
Current liabilities	244,009	226,947
Long-term debt - non-current	376,247	330,608
Operating lease liabilities - non-current	79,984	-
Other liabilities	51,796	55,531
Deferred income tax	8,708	6,577
Non-controlling interests	138,903	151,585
Shareholders' equity	239,967	236,226
Total liabilities and equity	$1,139,614	$1,007,474

Supplemental balance sheet information
Total debt	$380,453	$334,523
Total debt, net of cash	310,820	268,183

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2019	2018

Cash provided by (used in)

Operating activities
Net earnings	$8,145	$8,935
Items not affecting cash:
Depreciation and amortization	12,687	11,783
Deferred income tax	473	308
Other	3,134	2,402
	24,439	23,428

Changes in non cash working capital
Accounts receivable	8,600	4,078
Payables and accruals	(16,361)	(14,870)
Other	8,880	(4,334)
Net cash provided by operating activities	25,558	8,302

Investing activities
Acquisition of businesses, net of cash acquired	(25,773)	(29,602)
Purchases of fixed assets	(10,736)	(10,523)
Other investing activities	(2,329)	(678)
Net cash used in investing activities	(38,838)	(40,803)

Financing activities
Increase in long-term debt, net	45,663	50,214
Purchases of non-controlling interests, net	(18,987)	(1,621)
Dividends paid to common shareholders	(4,857)	(4,400)
Other financing activities	(3,311)	(9,196)
Net cash provided by financing activities	18,508	34,997

Effect of exchange rate changes on cash	197	(137)

Increase in cash, cash equivalents and restricted cash	5,425	2,359

Cash, cash equivalents and restricted cash, beginning of period	79,844	66,894

Cash, cash equivalents and restricted cash, end of period	$85,269	$69,253

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2019
Revenues	$319,310	$166,345	$-	$485,655
Adjusted EBITDA	21,819	11,028	(3,697)	29,150

Operating earnings	15,648	3,892	(6,610)	12,930

2018
Revenues	$284,135	$142,321	$-	$426,456
Adjusted EBITDA	17,476	11,163	(3,225)	25,414

Operating earnings	11,366	5,075	(5,368)	11,073

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500